Item 77D

BT INSTITUTIONAL DAILY ASSETS FUND

At the June 2002 Board meeting, the Board of Directors approved permitting each of the taxable money market funds (including Daily Assets Fund Institutional) to classify asset backed commercial paper based on standard classifications utilized by rating agencies and increasing the limit on asset=backed commercial paper form 25% to 50%.

Item 77D

BT INSTITUTIONAL FUNDS

At the June 2002 Board meeting, the Board of Directors approved permitting each of the taxable money market funds (including Cash Management Portfolio which is the Master Portfolio for Cash Management Fund Institutional and Cash Reserve Fund Institutional) to classify asset backed commercial paper based on standard classifications utilized by rating agencies and increasing the limit on asset-backed commercial paper form 25% to 50%.

At the March 2002 Board meeting, the Board of Directors approved changing the investment policy and prospectus disclosure for Treasury and Agency Fund in order to comply with revised Rule 35d-1.

The Fund had an investment policy to invest at least 65% of its investments in US Treasuries or repurchase agreements collateralized by US Treasuries. To comply with revised Rule 35d-1, the Fund Names Rule, the Board approved revising the Fund's policy to maintain at least 80% of its investments, determined at the time of purchase, in US Treasuries or repurchase agreements collateralized by US Treasuries and obligations issued by US government agencies and instrumentalities.